Confidential Treatment
Requested by  Versar, Inc.
Under 17 C.F.R. §200.83
and Rule 12b-4 under the
Securities Exchange Act of 1934

September 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Attn:  Rufus Decker, Accounting Branch Chief
Washington, D.C.  20549-0510

Re:  Versar, Inc. (the “Company”)

Dear Mr. Decker:

We have reviewed your letter dated July 3, 2007 regarding our Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the period ended March 30, 2007.  We believe that some confusion may have been created with respect to the historical operations of the Company’s business and management’s views as to the application of the segment reporting requirements through our prior responses to the Staff’s comments.  Further, as you know, our fiscal year ended June 29, 2007 and we are in the process of preparing our financial statements to be included in our Form 10-K for the 2007 fiscal year.  In that regard, we have evaluated certain changes that have occurred in our business during fiscal 2007 in light of the segment reporting requirements of SFAS 131 and believe that commencing with the Form 10-K for fiscal 2007, it is appropriate to revise the Company’s segment reporting going forward as discussed in the Division of Corporate Finance’s Current Accounting and Disclosure Issues report dated November 30, 2006.  Therefore, this letter will first set out information about the recent changes in our business and the impact this has on our segment reporting, will then provide an overview of our historical operations in an attempt to better explain our prior segment reporting and will conclude with responses to the specific questions posed in your July 3rd letter.

Changes to Segment Reporting

The dynamic of the Company’s business has changed over the last year given the substantial increase in work we are performing internationally for both the U.S. Air Force and the U.S. Army to provide Title II engineering services and personal services in Iraq and Afghanistan and our continued growth of our environmental engineering services.  This new business has led to an increase in gross revenue of $29.5 million in fiscal year 2007, a 48% increase to the Company’s total revenues in fiscal year 2006.

As part of the management’s continuous evaluation of the business operations of the Company, during fiscal 2007, management decided to make changes to the IMS business segment in an effort to obtain more effective management and better financial performance while better managing the business growth the Company is experiencing.  The result internally has been to break down the IMS business segment into the following areas:  Program management, Professional services, and Compliance and environmental programs.  No changes were made to the National security segment as previously reported. Under the new internal structure, each of these business segments is now run by a business manager who in turn reports directly to the CODM and whose performance is evaluated based on the operations of his or her business segment.  Our offices have been grouped under the business segment relating to the primary work of each office and office managers report to the applicable business segment manager similar to our previous structure.  Beginning in late 2007, the CODM reviews financial information consolidated for each segment and the segment managers have more detailed information regarding office performance.  This office data will continues to be available to the CODM to provide a deeper understanding of issues within each segment, but the CODM relies on the segment level data for performance reviews and other operating and financial performance decisions.  Below is a summary of each of the business segments:

Program Management business segment:  was created primarily as a result of the Company’s significant business growth internationally and with the award of the three year $40 million contract with the U.S. Army late in fiscal year 2006 and the further expansion of the Company’s Title II services for the U.S. Air Force along with growth in the Company’s U.S. based construction renovation work primarily for the U.S. Air Force.  The growth of this work within fiscal 2007 resulted in the need to change our management structure.  Included within this new business segment are the Company’s offices 38 and 39 and the newly formed Versar International Assistance Program (VIAP) subsidiary whose Philippine offices provides support to the work in Iraq.  This new business segment is currently and, is expected to be going forward, the largest business segment of the Company.

Professional services business segment:  the Company has provided outsourced personnel to the federal government over the past number of years at various locations, yet never had a coordinated effort to manage and execute this type of business.  Late in fiscal year 2007, we consolidated the administration of all outsourcing contracts from the various offices into one reporting office (Norfolk, VA / Baltimore, MD, 31) to provide more effective management and financial performance.  The cost structure of this business is much lower than that of the Company's other lines of business due the dedicated nature of the personnel involved in the performance of the work, who are usually located on the client’s facility.    Performance in this business segment has been relatively flat due to shifts of funding to the war in Iraq; however, it is now focused on obtaining larger contract vehicles to sustain future business growth.

Compliance and environmental programs business segment:  (the former Infrastructure and Management Services segment) this business segment includes the ongoing compliance and environmental work that the Company provides for the EPA, Air Force,

Army and various state and municipal clients.  This business segment includes the offices in Springfield, VA, Denver, CO, Chicago, IL, Mesa, AZ, Sacramento, CA, and Columbia, MD (12, 14, 61, 40, 51, 45, 22 and 32).  The service offerings of the various offices are very similar and operate through several nationwide contracts, as was previously discussed.  Because of the geographical disbursement, we organized the business segment into east and west groupings, yet are combining for segment reporting purposes for the same reasons we historically combined our different units into our IMS segment as further explained below.

National security business segment:  this business segment continues to operate through the Company’s wholly-owned subsidiary, Geomet Technologies, LLC.  This business segment continues to provide chemical testing, personnel protective equipment and laboratory support primarily for the U.S. Army and commercial clients.

After numerous changes to the Company’s business, offices and management, the Company believes that the above segment structure for fiscal year 2007 and the foreseeable future is appropriate for the Company and will provide shareholders and investors a better understanding of the business affairs of the Company and how it operates.  The Company intends to provide the new business segment disclosure as part of its Form10-K filing for June 29, 2007.   In accordance with the segment disclosure requirements, prior periods included in the Form 10-K will be restated to conform to this new presentation.

Historical Segment Reporting

For the past several months, we have been responding to discrete questions posed by the Staff regarding our segment reporting.  While significant changes to our business occurred in fiscal 2007, as well as continuing review of your references to the applicable accounting literature, have led to an evaluation of our segment reporting disclosures for fiscal 2007.  We believe it is appropriate to reiterate the overall thinking and analysis behind our historical business segment disclosure, which we continue to believe was accurate and appropriate.  Before responding to your specific questions, we believe that stepping back and articulating management’s view of our historical operations will provide a better platform for our continuing discussions with the Staff and will hopefully clear up any confusion created by our prior responses.

Since well before Versar became a public company in 1986, our primary business revolved around the environmental business in its broadest sense. Historically, the environmental business has consisted of a broad range of services and activities that reflect the regulatory structure and environment imposed on private and public activities by the federal and state governments. It is this regulatory structure that lay at the foundation of most of the Company’s business until this fiscal year.

Environmental work has historically encompassed everything from studies and reports, to investigations, engineering design, to construction, construction management or oversight, disposal of hazardous and non-hazardous materials in order to meet regulatory standards and, in most cases, regulatory approval. This business required a broad array of talent and services to meet the needs of both our public and private clients.   These services have historically been provided to our clients through our geographic office locations, under the umbrella of large environmental contracts.

Starting in the mid 1990’s the Company was able to win a series of very large environment contract vehicles that allowed the Company to provide these broad range of services under the environmental umbrella. These contracts grew in size from many tens of millions to several billion dollars of capacity as federal government procurement practices evolved. Also at this time our largest clients, the U. S. Air Force and U. S. Army Corps of Engineers, began using these environmental contracts for a wider variety of tasks. In the early 2000s, the Company believed that the change in our clients’ use of these large contracts was leading to the development internally of a separate segment from our traditional environmental business. We entitled this segment our Engineering and Construction segment. But as events and further analysis revealed, what the Company had believed were two separate segments was, in fact, one. We determined that, based on an analysis under paragraph 17 of SFAS 131, both former business segments had in fact the same services and products and similar economic characteristics. In each group, the products and services required by contract included studies and investigations, designs and engineering and actual construction or construction management or oversight. Further, as required by paragraph 17, the customers for the products and services were similar and the methods used to provide (distribute) the services were exactly the same. For example, the environmental contract vehicles mentioned previously provided the manner of services, the costing and client control for the vast majority of work in both former segments.

Ultimately, it was the same regulatory environment (environmental and federal government contracting requirements) that applied and controlled both former business segments. At the same time, the Company and its competitors became aware that their activities were better described as infrastructure or infrastructure management business rather than environmental consulting or construction. That analysis led us in fiscal year 2005 to combine the Infrastructure and Management Services and the former Engineering and Construction business segment into one segment.

More specifically, our analysis of the factors of paragraph 17 of SFAS 131 has historically been as follows:

Prior to fiscal year 2007, the IMS business segment was divided up into divisions / offices primarily for administrative purposes.  This division, effected for administrative ease, has not driven our measures of performance or our contractual relationships with our customers.  In fact the IMS business segment contracts have been performed across the IMS segment as a whole using different offices based on client convenience, availability and technical requirements.  The IMS segment functions as one segment in accordance with paragraph 16.  The IMS segment regularly transfers contracts and personnel among managers in order to manage the segments business flow and meet our clients’ needs.  Although the IMS segment is divided into the various offices, the business is managed at the contract level, without regard to which office are performing on a particular contract.

Management believes that the Company’s organizational units do not in fact constitute operating segments for which discrete GAAP-based financial information is available.  Even if one were to consider, contrary to the fact, that some subset of the IMS business segments operations constituted separate segments in accordance with paragraphs 10 to 15 of SFAS 131, it would still be appropriate to report the IMS segment results as a single segment because of paragraph 16 of the standard would permit us to aggregate any such assumed segments into a single reporting unit based on their economic attributes.  More specifically:

SFAS 131, Para. 17 (a) – The nature of the products and services– the IMS business segment predominately provides environmental based services to capture the engineering and construction related services for U.S. federal government customers and a majority of the IMS business segment revenues come from contracts with those customers.  The IMS business segment delivers those services through its employees and subcontractors.  Staffing levels and subcontractors costs fluctuate based upon customer demand.  New contracts or expanded demand for the IMS business segments consulting services generate increased revenue and staff.  Contract completion or project losses lead to decreased revenues and reduced staff or under utilized employees impacting financial performance.  Profit margins and fee on our contracts are reasonably consistent across the IMS business segment without regard to the administrative reporting structure of the IMS segment.  Therefore, the IMS segment reporting provides users of the Company’s financial statements with an understandable view of the Company’s overall performance and allows those users to make informed judgments about the Company as a whole.

Many of the IMS business segments contracts were awarded based upon the total capability of the business segment including resources, personnel, technical capability using blended average rates for the business segment for pricing purposes.  Accounts receivable aging and collections are reasonably consistent across each division within the IMS segment as a whole.  Payment terms from customers and payment terms to suppliers mirror each other with the result that cash outflows for expenses track cash inflows from customers.  Therefore, reporting the IMS segment as one provides users of the Company’s financials with the appropriate information to assess the Company’s prospects for future net cash flows.

The boundaries of the IMS organizational divisions are fluid.  The IMS business segments consulting contracts are performed across the IMS segment as a whole, irrespective of any particular office / division.  Multiple offices routinely perform work under a single contract.  Contracts are sometimes shifted from one office to another, primarily for administrative reasons, as is the staff providing services for those contracts.  As a result, we believe reporting financial results of the IMS business segments offices / divisions would not be informative and would be potentially misleading to readers of the Company’s financial statements.

As discussed above, reporting the financial results for the IMS business segment basis provides investors, lenders and other users of the Company’s financial statements with the appropriate information to be able to 1) understand the Company’s performance, 2) assess the Company’s prospects for future cash flows and 3) make informed judgments about the Company as a whole.  Therefore, the IMS business segment reporting is consistent with the objective and principals of SFAS 131, paragraph 3.

SFAS 131, Para. 17 (b) The nature of the Production Process:  The business processes used by the IMS business segment enables them to produce and deliver an acceptable quality product to government customers and is consistent throughout the entire segment.  These processes do not differ based upon the nature of specific government service provided to any given customer.  Those processes include the federal procurement process, contract administration, project management, and project performance.

The federal procurement process is a very unique industry where all contract bidders are subject to the same set of complex rules and regulations covering the procurement of goods and services by the U.S. government.  The U.S. government is also subject to a set of complex rules and regulations covering the procurement and execution of contracts, including standard terms and conditions.  Once obtained, contractors normally use this kind of knowledge to secure work across all agencies of the federal government.  With changes in recent years in the government procurement process, we have shifted our focus to obtain larger contracts that have led to greater work and contract capacity.  This has enabled the IMS business segment to spread that contract capacity among its offices.  As an example, we have a contract with the General Service Administration under which almost every office in the IMS business has performed work for under a task or delivery order.

Successful project management requires specific discipline throughout the project life cycle from project initiation, planning, execution, monitoring and project close out.  Given the consistent nature of the Company’s consulting services and corporate training, project managers can be transferred between offices of the IMS business segment and can provide effective project management irrespective of the nature of the service being provided to the customer.

Contract administration and execution of the Company’s contracts is a crucial element of the Company’s business.  The Company employs contract administrators who are specialized skills are with federal government contacting and the associated processes.  The Company operates under standard policies and procedures, which include approval authorities and approval limits.

Project performance in the IMS business segment under each of the segments contracts requires similar levels of personnel and expertise in order to perform the work for the federal government.

SFAS 131, Para. 17 (c) The type or class of customer for their products and services:
The IMS business segment earns almost all of its revenues from the U.S. federal government and state and local governments.  The state and local government contracting process closely mirrors the way the federal contract does business and in many cases uses the same contract clauses and terms and conditions.

SFAS 131, Para. 17(d) The methods used to distribute their products or provide their services:  The method the IMS segment uses is consistent across all offices.  Such services are provided in our offices or at client sites.  With the number of office locations in the IMS business segment, we are able to provide a wide range of ability to meet the customers need as is required.  The location of the project work is dependent on the specific customer needs, and is not considered to be a key element.

SFAS 131, Para. 17 (e) The nature of the regulatory environment:  The services provided by the IMS business segment must comply with government contracting guidelines as part of the Federal Acquisition Regulations that dictate the contract terms and conditions as well as Cost Accounting Standards.  In addition, the IMS business segment is subject to full audit by the Defense Contract Audit Agency as well as other agency audits.  Therefore, almost all of the Company’s contracts are subject to the same regulatory environment.

In conclusion, the Company believes that having considered each of the requirements underlying the aggregation of segments, reporting the results of the IMS business segment as one segment was appropriate prior to fiscal year 2007.  Management believes that reporting the Company’s results and operations by office location would increase the detail presented but would not provide investors with a better understanding of the Company’s performance.  Given the similarity in business risks, margins, customer base, and products and services we provide, further detailed information by office will not provide additional insight as to future cash flows or the prospects of the Company. Moreover, given the foregoing, the Company believes that the additional information could be misleading to investors.

Finally, the Staff has previously noted our disclosure of the delay in government funding because of the war in Iraq and our decision to follow that funding; we believe the Staff’s underlying assumption was that this work was most similar to the engineering and construction services the former segment provided. That is not the case. The former engineering and construction segment never performed the Title II construction inspection services we more recently started supplying in Iraq. In fact, when these services were originally contracted, they were provided by one of our oldest infrastructure offices in Denver, Colorado. Only over time as the amount and type of services expanded, did we truly understand the extent and importance of this business. That understanding has now help drive the new business segments under SFAS 131, which we describe above and will include in our fiscal year 2007 disclosures.

Below are specific responses to comments raised in the Staff’s letter dated July 3, 2007, with each comment repeated first followed by the Company’s response:

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006

Notes to Financial Statements

Note B.  Business Segments, page F-11

1.     We note your response to prior comment 1.  You state that in accordance with paragraph 17 of SFAS 131 you believe that you have properly aggregated the divisions within the IMS business segment.  In this regard, please address the following:

Please tell us how you determined that each of your divisions have similar economic characteristics required for aggregation.  In doing so, please address any apparent differences in economic characteristics and trends between each division being aggregated.  Please provide us with your key metrics used in your quantitative analysis for each of the last five years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information.  Based on the financial information you have provided, show the dollar and percentage changes from period to period in your analysis.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given division when compared to another division for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two divisions and your basis for concluding that each difference is temporary.  Refer to paragraphs 17 and 18 of SFAS 131, EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131; and

In your response to comment 3 in your letter dated May 4, 2007, you provided a brief description of certain divisions.  For example, division 22 is described as ecological work for state and local and division 38 is described as renovation and construction management.  In light of the apparent different services provided by the divisions included in your IMS segment, please further advice how you determined that the divisions provide similar services as required by 17(a) of SFAS 131.  In addition, please provide a description of all of the divisions included in the profit and loss statements.  For example, your response did not include a description of divisions 46 and 61.  Please also explain the nature of the divisions labeled as service centers.  Please confirm that there is only one division related to the National Security segment, which appears to be division 31.

RESPONSE:

The Company’s primary key metrics reviewed by the CODM are as follows:  1) gross revenues, 2) net service revenue (non-GAAP measure), which essentially tells us the amount of revenues that are generated by the Company’s labor force,  3) gross margin (non-GAAP measure) as measured by subtracting both subcontracted work and direct labor from gross revenues,  4) Operating income (equivalent to gross profit as reported in the Company’s Form 10-K) and 5) the ratio of operating income to net service revenue.

These metrics are reviewed on an office by office basis to understand the performance at this level by the two segment managers and is reviewed by the CODM to further evaluate the Company’s performance.  However, the Company’s performance by major contract, which may involve several offices, plays a key role in the CODM’s decisions regarding resource allocation, staffing, business development and compensation.  The ratio of operating income to net service revenue is essentially a profitability measure and of the five measures referenced, is the measure used most directly to evaluate the performance of our divisions and ultimately our segments. Our goal is to maintain this ratio above 20%, as this measure is prior to corporate G&A, interest and taxes.  There are other measures not presented that are reviewed from time to time to give management indications as to operating effectiveness, such as labor utilization (direct labor divided by direct labor plus non billable labor) and labor multiplier, which is net service revenue divided by direct labor.  These ratios tell the CODM the effectiveness of managing personnel and the effectiveness of managing project work.  Attachment A provides the requested information for the five metrics used during the past five years as well as the most recent interim period as filed. [***]

The staff has specifically asked why it is appropriate to aggregate our divisions based upon apparent differences in economic characteristics and trends.  We believe that the over arching factor in aggregating our divisions / offices is based upon the functional services that we provide to our customers.  Whether we are working on a water treatment facility project on the east coast or providing asbestos studies and remediation services in the Midwest , the fact is that we viewed these services to be all part of the IMS business segment.  As was explained in our June 5, 2007 letter and described more detail above, the IMS business segment, which we believe satisfies the requirements under SFAS 131, 17 (a).

The economics of any environmental remediation project will vary for a number of reasons including:  the means in which the government agency procures the services to, include the type of contract vehicle (i.e. firm fixed price, time and materials or performance based), competitive bidding process, etc.  Consistent with the guidance in paragraph 17 (d) of SFAS 131, when we bid and ultimately are awarded a contract, we will use the resources from any number of our offices / divisions to satisfy the customers needs / contract requirements.  As such our divisions / offices were structured more for geographic convenience and functional fulfillment rather than for measuring profitability.  A full explanation of which we believe satisfies the requirements of paragraph 17 of SFAS 131 was provided in detail above.

The Company does not believe that the differences in the ratio performance of offices is relevant to our analysis of the segment criteria under paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131, for the following reasons.  As discussed above, these offices do share all of the aggregation criteria under SFAS 131 paragraph 17, a,b,c,d and e as the nature of the business and

[***] The Company has submitted Attachment A separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934.

services, business practices, and applicable regulatory environment are all similar in nature.

The trend analysis of the ratio of operating income to net service revenue for the different offices shows a number of variations, which exist for a variety of reasons.  Office locations are primarily driven by our customer requirements and the opportunity to obtain new business around our core services.  The offices across the country and their performance may be generally categorized as follows:

1)	Consistent performing offices.
2)	Higher amounts of subcontracted work which distorts the ratio.
3)	Loss of business volume for specific offices.
4)	Non-performing or closed offices.

Consistent performing offices:
The offices in Columbia, MD (22), Norfolk, VA (31), and Springfield, VA (32) have been able to deliver consistent margins for the past number of years.  The client and project work has been consistent and gradually expanding in terms of overall business volume, while these offices have been able to effectively manage within the Company’s overall pricing structure.

Higher Amounts of subcontracted work that skew ratios higher and can be volatile based upon project business volume ups and downs:
The offices in Springfield / Richmond, VA (38), International (Iraq, Afghanistan, and Manila) (39) and Arizona (51) historically have had high subcontractor costs which will push up the ratio of operating income to net service revenue because the labor base of the office is relatively small in comparison to the Company’s labor force, which has primarily been shown in fiscal year 2007 with the increase in subcontractor costs in proportion to the overall growth in the business.

In particular, the International division for security reasons must subcontract work to local firms in order to protect the individual security of the local nationals involved in the project work.  The most recent large project won late in fiscal year 2006, involved the provision of personnel services for the U. S. Army.   Approximately 80% of this work is subcontracted out to local national firms with the support of this division and to protect the security of the individuals associated with the project.

The U.S. based, Springfield /Richmond, VA and Arizona offices have experienced higher business growth in their offices which require much more subcontracted specialty trades work to complete the project work.  This work is cyclical as is shown by the numbers, due to federal and state funding of programs.  When business volume increases, the ratios increase.  When business volume declines, the ratios decrease as well.  Neither of these offices has more than ten employees, which clearly impacts the ratio analysis as the labor base is relatively small.  As a Company, our focus is to minimize the peaks and valleys in the business volume to minimize the financial impact to the Company overall.  Further, when these variations impact our performance we discuss the impact in our MD&A.  For example in our Form 10-Q filed for March 31, 2007, we discuss these variations and the impact to the Company’s gross revenues and operating margins.

Loss of business volume:
Include div 12, 14, 40, 45, 61

The offices in Springfield (12, 40), Chicago (40), Sacramento (45), and Denver (61) have had recent declines in business volume due to the competitive environment, changes in government spending priorities, funding delays, and reduced regulation enforcement.  The Company’s focus is first to rebuild these offices gross revenues and operating margins or consider them for sale or elimination.

Non-performing or closed offices:
Include div 11, 35, 46, 52, 63,

These offices were eliminated, merged with another office with a reduced more effective cost structure or sold based upon their financial performance.

The division / office names are as follows for the Infrastructure and Management Business Services segment:  We are also providing more comprehensive information as to the client base in each of the individual offices compared to the short descriptions provided in our May letter.

Div 11 / 12 – Springfield, VA – provides management services to the EPA, Army, and other various clients.
Div 14 – Springfield, VA – provides management services of cultural resources to the Air Force, Army and other various other clients.  This work is analyzed separate from other work in Springfield office due to certain requirements of our Parsons purchase agreement.
Div 22 – Columbia, MD – provides management services to the Army, municipalities and various other clients for ecological and watershed work.
Div 31 – Baltimore, MD – provides management services on an outsourced basis to the Army and Air Force.  This is not the National Security segment and is part of the IMS business segment.
Div 32 – Springfield, VA – provides engineering and environmental management services to the Army, Air Force, municipalities and various other clients.
Div 35 – Horsham, PA – closed
Div 38 – Springfield, VA / Richmond, VA – provides management and infrastructure renovation work for the Air Force, State Department and various other clients.
Div 39 – Iraq, Afghanistan, Manila – provides management and infrastructure management services for the Air Force and Army for Q/A, Q/C for rebuilding Iraq’s infrastructure.
Div 40 – Chicago, IL – provides management of municipal remediation services to various other clients.
Div 45 – Sacramento, CA – provides management of remediation services to the Air Force, municipal and various other clients.

Div 46 – San Antonia, TX – primary liaison office with the Air Force for the Company’s major contracts, was merged with the Denver offices due to only having 3 employees.
Div 51 – Tempe, AZ – provides management and infrastructure management services to the Air Force, municipal and various other clients.
Div 52 – Lynchburg, VA – office closed in fiscal year 2006.
Div 63 – American Fork, UT – office sold in fiscal year 2002.
Div 61 – Denver, CO – provides management and infrastructure management remediation services to the Air Force, Army, municipal and various other clients.

Service Centers – Fiscal Year 2007   The service centers are essentially cost centers that are used to allocate certain costs for management, copier use, computer usage, library usage, and other costs to the offices based upon labor or labor hours.  As a Company, we have several service centers that are allocated in such a fashion.  The objective of the service center is to accumulate and allocate such costs to those offices that are utilizing the service centers.  As an example below, described is the Company’s PC LAN service center, which is allocated across the entire company:

Div 98 – PC LAN - the Company manages its computer resources centrally and as such the costs of managing the systems, networks, hardware and servicing them are allocated to each of the offices by labor hours incurred for the IMS business segment and G&A (both direct and indirect) is allocated at a fixed hourly rate as approved by the government.

The National Security business segment’s primary clients are the Air Force, Army, Marine Corps, and various commercial clients operates through the Company’s wholly owned subsidiary, Geomet Technologies, LLC.  The National Security business segment has divisions for its chemical laboratory, offsite chemical laboratory support, protective suits, and engineering support work.  These divisions exist primarily for overhead rate purposes as is required by the federal government.  The operations of this segment are sufficiently different from the operations of the IMS business segment to merit separate reporting.  However, if the business volume and operating performance of this segment continue to decrease in future periods, separate reporting may not be warranted.

2.     Please tell us whether there are managers for each division.  If so, please tell us the name, title, and job description of the person that they report to as well as whether they are compensated based on the performance of the division or at some other level.  Please also tell us whether the two segment managers that report to the CODM are compensated based on the performance of each reportable segment or at the consolidated level.

RESPONSE:

Yes, there are managers for each of our office locations.  In the IMS business segment, each of these managers has historically reported to the former IMS business segment manager Jerome Strauss, Sr. Vice President, IMS business segment.

Incentive compensation for our office managers and our segment managers is primarily based upon the overall Company performance.  Should the Company’s overall financial performance fail to meet objectives, then incentives are minimal, as has been the case over the past number of years.  If Company performance is sufficient to merit the award of incentive compensation in any year, the Compensation Committee will determine the level of compensation for the two segment managers’ and office manager’s incentive compensation taking into account their individual as well as the overall Company’s performance.  Each of the segment manager’s base salary is evaluated annually in September based upon independent salary surveys of companies of similar business volume and performance and the Company’s overall performance versus budget.

3.     Please further advice on how the capital spending budget is determined for each division, including whether the budget is determined at the division level or at a higher level.  Please also clarify whether each division manager, if applicable, submits a proposed capital spending budget amount.

RESPONSE:

Over 80% of the Company’s capital expenditures are primarily for IT upgrades and the IT infrastructure of the Company.  All of the Company’s IT resources are managed centrally by the Company’s CIO to ensure uniformity of IT hardware, software, service and quality.  Office / division managers submit capital expenditure budgets to the business segment managers; however, these are only used as a barometer as capital budgeting and planning is done on a corporate-wide basis.  Spending is determined on an as needed basis and must be fully justified and approved prior to being incurred.  Offices coordinate their needs and requirements through the segment managers, yet all capital spending requires both COO/CFO and CEO approval prior to the expenditure being incurred.

We hope the above information adequately addresses your concerns.  If you need any additional information or clarifications, please do not hesitate to contact me directly at (703) 642-6907 or via email:  lsinnott@versar.com.  Further, we believe it would be helpful to discuss this response and any further questions the Staff may have in a conference call.  Our counsel will contact you to establish a mutually convenient time.

Sincerely,

/s/ Lawrence W. Sinnott
Lawrence W. Sinnott, MBA, CPA
Executive Vice President, Chief Operating Officer
Chief Financial Officer and Treasurer,
Versar, Inc.